KPMG LLP Suite 500 191 West Nationwide Blvd. Columbus, OH 43215-2568

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated April 1, 2026, with respect to the financial statements and financial highlights of REX-OspreyTM ETH + Staking ETF, REX-OspreyTM SOL + Staking ETF, and REX-OspreyTM DOGE ETF, and related notes, incorporated herein by reference and to the references to our firm under the headers “Fund Service Providers” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP
Columbus, Ohio
May 28, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee.